Exhibit 99.1
press release
ArcelorMittal cancels 77,809,772 treasury shares

21 November 2025, 11:00 CET

ArcelorMittal (the ‘Company’) announces that 77,809,772 shares treasury shares have been cancelled yesterday. Post cancellation, the Company still holds approximately 14.4 million treasury shares which will be used to service its commitments relating to its Long-Term Incentive Plan.

As a result of this cancellation, ArcelorMittal will have 775,000,000 shares in issue (compared to 852,809,772 before the cancellation).

Details on share buyback programs can be found at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program

With reference to article 14 of the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’), the total number of the Company’s voting rights and capital is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website under ‘Investors - Corporate Governance - Shareholding structure’.

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable.

Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

ArcelorMittal Investor Relations Contact information
General	+44 20 7543 1128
Retail	+44 20 3214 2893
Bonds/Credit	+33 171 921 026
E-mail	investor.relations@arcelormittal.com

ArcelorMittal Corporate Communications Contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com